[Hamilton Beach Letterhead]
August 27, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	Hamilton Beach, Inc. Registration Statement
on Form S-1, Registration No. 333-145405
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, Hamilton Beach, Inc. (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-145405) filed on August 13, 2007 (the “Registration Statement”). The Registration Statement was not declared effective by the Securities and Exchange Commission, and no securities were offered or sold pursuant to the prospectus in the Registration Statement. The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, because the Board of Directors of NACCO Industries, Inc., the parent of the Company (“NACCO”), has decided not to pursue the tax-free spin-off of the Company to NACCO stockholders because the NACCO Board believes the current stock market environment is not conducive to establishing the Company as an independent public company. The Company will remain a wholly owned subsidiary of NACCO and will continue to operate as usual.
     Should you have any questions regarding this application for withdrawal, please do not hesitate to contact the undersigned at (804) 273-9777 or Thomas C. Daniels of Jones Day at (216) 586-7017.

Sincerely, HAMILTON BEACH, INC.
By:	/s/ Kathleen L. Diller
Kathleen L. Diller
Vice President, General Counsel and Secretary